UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Madara AI & Frontier Technologies Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

505 Montgomery Street, Suite 1100, San Francisco, CA 94111

Telephone Number (including area code): (415) 663-6897

Name and address of agent for service of process:

Robert E. Ghenchev Madara Fund Advisors LLC 505 Montgomery Street, Suite 1100, San Francisco, CA 94111	with a copy to:

Eric S. Purple, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Suite 700
Washington, D.C. 20006

Joel D. Corriero, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒   NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of San Francisco, in the State of California, as of the 23rd day of October, 2026.

Madara AI & Frontier Technologies Fund
	By:	/s/ Robert E. Ghenchev
	Name:	Robert E. Ghenchev
	Title:	Sole Trustee
Attest:
/s/ Troy A. Sheets
Name: Troy A. Sheets